Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, November 3, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q3 2025 Results

Balance Sheet is Debt-Free

Franco-Nevada’s record quarterly results benefited from a combination of higher gold prices, strong operations, new acquisitions and the sale of Cobre Panama copper concentrate stockpiles. Our acquisition of six meaningful new gold interests over the last 18 months has positioned us for strong growth over the long-term and boosted our gold price exposure, with 85% of our revenue being from precious metals in the quarter. Following these results, we have narrowed our 2025 Total GEO sales guidance range, toward the higher end of our original guidance. After drawing on our corporate revolver to fund the Arthur Gold royalty acquisition in July, the Company is once again debt-free. We are encouraged by the recent constructive comments by the President of Panama toward resolution of the Cobre Panama mine closure. “Looking forward, our deep portfolio of producing, development and exploration stage royalties on primary gold assets is well positioned to grow organically in this strong gold price environment,” stated Paul Brink, CEO.

Financial Highlights – Q3 2025 compared to Q3 2024

●	$487.7 million in revenue (a new record), +77%
●	138,772 GEOs[1] sold (including 11,208 GEOs from Cobre Panama), +26%
●	125,115 Net GEOs[1] sold, +29%
●	$348.0 million in operating cash flow, +63%
●	$427.3 million in Adjusted EBITDA[2] or $2.22/share (new records), +81%
●	$287.5 million in net income or $1.49/share (new records), +89%
●	$275.0 million in Adjusted Net Income[2] or $1.43/share (new records), +79%
●	$84.4 million in proceeds and $67.4 million in realized gains from sale of equity investments

Financial Highlights – YTD 2025 compared to YTD 2024

●	$1,225.5 million in revenue (a new record), +55%
●	377,450 GEOs sold (including 11,208 GEOs from Cobre Panama), +10%
●	340,129 Net GEOs sold, +13%
●	$1,067.2 million in operating cash flow (a new record), +82%
●	$1,114.9 million in Adjusted EBITDA or $5.79/share (new records), +65%
●	$744.4 million in net income or $3.86/share (new records), +98%
●	$719.0 million in Adjusted Net Income or $3.73/share (new records), +65%
●	$109.9 million in proceeds and $74.7 million in realized gains from sale of equity investments

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity
	Q3 2025		Q3 2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	101,068	$351.6	71,100	$177.6
Silver	15,407	55.4	11,111	28.5
PGM	2,634	9.5	2,166	5.6
	119,109	$416.5	84,377	$211.7
DIVERSIFIED
Iron ore	4,451	$15.1	5,528	$12.1
Other mining assets	758	2.6	1,068	2.7
Oil	9,580	30.4	14,366	32.5
Gas	3,336	14.3	2,576	8.4
NGL	1,538	4.7	2,195	5.5
	19,663	$67.1	25,733	$61.2
GEOs and revenue from royalty, stream and working interests	138,772	$483.6	110,110	$272.9
Interest revenue and other interest income	—	$4.1	—	$2.8
Total GEOs and revenue	138,772	$487.7	110,110	$275.7

Year-to-date GEOs sold and revenue by commodity
	YTD 2025		YTD 2024
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	265,329	$855.9	215,662	$495.4
Silver	39,418	130.6	34,799	81.5
PGM	7,434	24.7	9,284	21.8
	312,181	$1,011.2	259,745	$598.7
DIVERSIFIED
Iron ore	10,536	$34.7	17,984	$38.9
Other mining assets	3,215	10.0	3,223	7.4
Oil	33,411	95.9	44,713	94.6
Gas	12,078	48.5	11,450	31.5
NGL	6,029	15.5	6,156	15.0
	65,269	$204.6	83,526	$187.4
GEOs and revenue from royalty, stream and working interests	377,450	$1,215.8	343,271	$786.1
Interest revenue and other interest income	—	$9.7	—	$6.5
Total GEOs and revenue	377,450	$1,225.5	343,271	$792.6

In Q3 2025, we recognized revenue of $487.7 million, an increase of 77% from Q3 2024, and sold 138,772 GEOs, an increase of 26% from Q3 2024. We benefited from record gold prices during the quarter, deliveries from Cobre Panama in connection with the sale of concentrate that had remained on site when production was suspended in November 2023, and contributions from Precious Metal assets which were acquired or commenced production over the past year. Revenue from our Diversified assets was higher than in Q3 2024, reflecting higher natural gas prices than in the prior year quarter. The outperformance of the gold price relative to our other commodities resulted in a reduction in GEOs reported from our Diversified assets.

Precious Metal assets accounted for 85% of our revenue (72% gold, 11% silver, and 2% PGM). Revenue was sourced 88% from the Americas (40% South America, 18% Central America & Mexico, 18% Canada and 12% U.S.).

Guidance

Our 2025 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We earned record revenue during the first nine months of 2025, driven by record gold prices and a robust performance across our portfolio. We further benefited from additional deliveries from Cobre Panama and initial contributions from our recently acquired Côté Gold royalty, both of which were not included in our original guidance. We now expect to exceed our initial Precious Metal GEO sales guidance.

For Total GEO sales, we have narrowed our guidance range, toward the higher end of our original guidance. Total GEOs, which include GEOs from our non-gold assets, are impacted by the relative performance of commodity prices relative to gold. Our 2025 updated guidance is based on the following assumed commodity prices for the remainder of 2025: $3,800/oz Au, $47.50/oz Ag, $1,450/oz Pt, $1,350/oz Pd, $100/tonne Fe 62% CFR China, $60/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

	2025 Revised Guidance	2025 Initial Guidance	YTD 2025 Actual
Precious Metal GEO sales	420,000 - 440,000	385,000 - 425,000	312,181
Total GEO sales	495,000 - 525,000	465,000 - 525,000	377,450

Canada Revenue Agency Audit

On September 11, 2025, we reached a settlement with the Canada Revenue Agency (the “CRA Settlement”) which provided for a final resolution of our tax dispute in connection with the reassessments under transfer pricing rules of the 2013 to 2019 taxation years in relation to our Mexican and Barbadian subsidiaries. Under the terms of the CRA Settlement, no payment of any tax in Canada is required on the foreign earnings of the Company’s Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years. Franco-Nevada has posted security in the form of cash totaling $44.1 million (C$61.4 million) and standby letters of credit totaling $47.4 million (C$66.0 million), which we expect will be released in the short-term.

Cobre Panama Updates

Cobre Panama remains in a phase of Preservation and Safe Management (“P&SM”) with production halted. Following the approval of the P&SM plan in May 2025 by the Government of Panama, through the Ministry of Commerce and Industries (“MICI”), the shipment of the 122,520 dry metric tonnes of copper concentrate that had remained at site was completed. First Quantum has commenced pre-commissioning of the thermoelectric power plant (“power plant”) and the mobilization of specialists to site. The power plant is currently anticipated to restart in Q4 2025, with the first 150MW unit expected to be fired and synchronized with the national grid in November 2025. On October 10, 2025, the Ministry of Environment (“MiAmbiente”) issued the order for SGS Panama Control Services Inc. (“SGS”) to proceed with the integral audit of the Cobre Panama project. MiAmbiente and MICI, together with SGS, are coordinating the audit planning and implementation, which is expected to cover environmental, social, legal and fiscal compliance aspects.

During Q3 2025, Franco-Nevada received 11,208 GEOs in stream deliveries in reference to the shipped copper concentrate that had remained at site, and expects approximately 1,000 GEOs in Q4 2025 or early Q1 2026.

Management Update

Jason O’Connell, Senior Vice President, Diversified, has left the Company to pursue other opportunities. “Jason’s dedication and hard work have been a key contributor to the growth of the Company and we wish him well with his new endeavour,” commented Paul Brink, President & CEO.

Sustainability Updates

We continue to be top rated by Sustainalytics, AA by MSCI and Prime by ISS ESG. During the quarter, we expanded the Franco-Nevada Diversity Scholarship program by awarding four new diversity scholarships to mining engineering students at the University of Toronto, McGill University, and Queen’s University. Franco-Nevada is now providing scholarships to 15 students. Our community initiatives included supporting an initiative led by Fundación Hogar De La Divina Gracia to renovate a girls’ home in Arraiján, Panama, helping improve living conditions for vulnerable young women. We also renewed our funding support for the Enseña Perú education initiative in Peru.

Portfolio Additions

●	Acquisition of Royalty on Arthur Gold Project: On July 23, 2025, we acquired a 1.0% NSR (of an existing 1.5% NSR) on AngloGold Ashanti plc’s Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration is payable dependent upon the final award outcome of an arbitration process between Altius and AngloGold related to the coverage of the royalty. The final award decision confirming the extent of the royalty area was received by Altius on August 14, 2025. As such, we expect to make the cash payment of $25.0 million in Q4 2025, following the expiry of any relevant appeal or challenge periods. Funding of the transaction was completed with cash on hand, and a $175.0 million draw from our $1.0 billion revolving credit facility which was repaid prior to quarter-end.
●	Acquisition of Additional Royalty on Gold Quarry Gold Mine: On July 11, 2025, we acquired from a third party an additional NSR on Nevada Gold Mines’s Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined NSR which provides an annual minimum payment of at least 1,650 gold ounces tied to mineral reserves and stockpiles attributed to the royalty property. Franco-Nevada expects to receive this annual minimum payment through to the end of the mine life with the potential to increase to a higher level if mineral reserves increase beyond current levels.

Equity Investments and Loans Receivable

●	Equity Investments: During the quarter, we disposed of equity investments for gross proceeds of $84.4 million and recognized a gain on fair value of $67.4 million. The proceeds were used to repay our corporate revolver and for general corporate purposes. As our equity investments are accounted for at fair value through other comprehensive income, this fair value gain is presented within shareholders’ equity. This gain is not included in, and is incremental to, net income. The Company has a further $503.5 million of unrealized gains at September 30, 2025.
●	Loans receivables: During the quarter, we recognized interest revenue of $4.1 million related to our loans receivable from G Mining Ventures and EMX Royalties. In September 2025, EMX and Elemental Altus Royalties Corp. announced a proposed arrangement whereby Elemental Altus would acquire all of the issued and outstanding shares of EMX. Our term loan with EMX would become fully due and payable upon such change of control. In September 2025, after arranging a $250 million revolving credit facility with a syndicate of commercial banks, Discovery Silver terminated our $100 million term loan facility, which remained undrawn as of the date of termination.

Q3 2025 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 119,109 GEOs, an increase of 41% from 84,377 GEOs in Q3 2024. This was primarily due to deliveries from Cobre Panama as a result of the sale of copper concentrate that had been stored at site, robust production at Guadalupe-Palmarejo and Tocantinzinho, and contributions from our recently acquired interests in Côté Gold, Western Limb, and Porcupine.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q3 2025 were higher than those sold in Q3 2024 primarily due to the timing of deliveries. Production in the quarter also benefited from increased throughput due to higher overall production. Production is expected to continue at similar levels through Q4 2025.
●	Antapaccay (gold and silver stream) – GEOs sold in Q3 2025 were consistent with Q3 2024. We expect a stronger Q4 2025, having recovered from the delays in shipments experienced in Q2 2025. Glencore anticipates Q4 2025 production at Antapaccay to continue to benefit from higher grades.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q3 2025 were higher than in Q3 2024. During the quarter, operations returned to normal levels following a fatality in Q2 2025. We expect stronger deliveries in Q4 2025.
●	Tocantinzinho (gold stream) – GEOs sold in Q3 2025 were higher than Q3 2024, with the mine achieving its highest quarterly gold production since reaching commercial production. In October 2025, G Mining Ventures announced that federal authorities had approved the Tocantinzinho mine for its tax incentive program, thereby reducing the mine’s corporate income tax rate for a period of 10 years.
●	Yanacocha (1.8% royalty) – Newmont reported strong production at the mine in Q3 2025 from the use of patented injection leaching technology. The asset continues to significantly outperform compared to our initial expectations at the time of acquisition, with production for 2025 tracking more than 100,000 gold ounces above our initial expectations. Primary mining activities from the active oxide pit are expected to conclude in Q4 2025 as planned, with oxide production continuing thereafter from leaching.
●	Salares Norte (1% royalties) – In August 2025, Gold Fields reported that Salares Norte is progressing well with its ramp-up and expects the mine to reach steady-state levels of production in Q4 2025.
●	Cascabel (gold stream and 1% royalty) – In October 2025, SolGold reported positive assay results for the Tandayama America (“TAM”) deposit, which is covered by Franco-Nevada’s stream and royalty. In July 2025, SolGold released a project execution plan for its Cascabel project, with initial feed for the mill coming from the open pit TAM deposit providing a faster pathway to production. On July 17, 2025, Franco-Nevada disbursed the second of three equal-sized payments of $23.3 million to fund pre-construction activities at Cascabel.
●	Gurupi (1% royalty) – G Mining Ventures has relaunched regional exploration at Gurupi and trenching in prospective areas had yielded positive results. G Mining is engaging with various stakeholders, and has restarted permitting processes.
●	Volcan (1.5-3% royalties) – Tiernan Gold, a wholly owned subsidiary of Hochschild Mining, and Railtown Capital announced an arrangement that will result in a reverse takeover of Railtown by Tiernan with the resulting issuer expected to trade on the TSX Venture Exchange. In connection with this transaction, Tiernan and Railtown also announced a proposed brokered best-efforts private placement of up to C$65.0 million, in which Franco-Nevada intends to participate for C$5.0 million. Franco-Nevada also has the option to acquire a further 1% royalty over all concessions at the time of a board-approved construction decision.

Central America & Mexico:

●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo in Q3 2025 were substantially higher than in Q3 2024, both from higher overall production and higher portion of ore coming from stream ground.
●	Cobre Panama (gold and silver stream) – During the quarter, we received and sold 11,208 GEOs from Cobre Panama in connection with the sale of concentrate that had remained on site when production was suspended in November 2023 and expect an additional 1,000 GEOs in Q4 2025 or early Q1 2026.

Canada:

●	Detour Lake (2% royalty) – Agnico Eagle commenced excavation of the exploration ramp for the underground project with the first blast completed in July 2025. Exploration drilling in the West Pit zone further defined the high-grade domains that could potentially be mined early in the underground project. Drilling into the West Extension zone at underground depths further confirmed the grades and continuity of mineralization in the western plunge of the deposit.
●	Côté Gold (7.5% GMR) – We earned 5,343 GEOs from our recently acquired Côté Gold royalty. In June 2025, IAMGOLD announced that the Côté Gold mine achieved nameplate throughput after operating at 36,000 tonnes per day on average over 30 consecutive days. Costs at the mine and mill are expected to decrease from current levels following the completion of ramp-up and stabilization activities and the installation of an additional secondary crusher in Q4 2025.

●	Porcupine (4.25% royalty) – Since acquiring the Porcupine complex in April 2025, Discovery Silver has started capital programs to improve existing operations and pursue growth opportunities.
●	Greenstone (3% royalty) – Equinox Gold reported that mining rates and mill grades improved in Q3 2025 and that it expected full-year production to meet the lower of its revised 2025 guidance of 220,000-260,000 gold ounces.
●	Magino and Island Gold (0.62-3% royalty) – Alamos Gold reported that the Phase 3+ Expansion at Island Gold continues to progress well with the shaft sinking at 98% of its ultimate planned depth. The Phase 3+ mill expansion and paste plant are also advancing with the overall expansion expected to be completed in H2 2026. Alamos reported that production from Magino and Island Gold in Q4 2025 is expected to be lower than initially expected due to unplanned downtime at the Magino mill and the occurrence of a seismic event at Island Gold subsequent to the quarter.
●	Valentine Gold (3% royalty) – Equinox Gold reported that its Valentine Gold mine poured first gold on September 14, 2025. As Valentine Gold continues to ramp-up, the operation is anticipated to produce between 15,000 to 30,000 ounces of gold in Q4 2025 and to deliver consistent nameplate capacity of 2.5 million tonnes per year by Q2 2026. Once operating at design capacity, Valentine is expected to produce between 175,000 and 200,000 ounces of gold annually for the first 12 years of its 14-year reserve life.
●	Musselwhite (2% royalty and 5% NPI) – Since acquiring the mine from Newmont in March 2025, Orla Mining launched an aggressive exploration program aimed at testing mine trend extensions, replacing and expanding underground resources, and identifying satellite deposits. In October 2025, Orla Mining announced successful drill results from a program aimed at confirming a potential two-kilometre extension beyond existing resources.
●	Canadian Malartic (1.5% royalty) – Development of East Gouldie production levels and support infrastructure progressed on schedule for planned production in H2 2026. Drilling continued to extend the East Gouldie deposit to the east and west in the lower portions of the deposit. Positive exploration drilling in the upper eastern extension of East Gouldie could potentially support a second mining area and utilize excess mill capacity.

U.S.:

●	Stibnite (1.7% gold royalty, 100% silver royalty) – In September 2025, Perpetua Resources received its conditional notice to proceed from the U.S. Forest Service for the Stibnite gold project. Perpetua also received an indicative term sheet from the Export-Import Bank of the United States on a potential $2 billion debt financing and raised $474 million in equity to advance the project. In October 2025, Perpetua broke ground on early works construction.
●	Copper World (2.085% royalty) – After receiving all major permits required for the development and operations of Copper World in January 2025, Hudbay has been working on a definitive feasibility study which could lead to a potential construction decision in 2026. In August 2025, Hudbay Minerals announced that Mitsubishi Corporation had agreed to acquire a 30% interest in Copper World for an initial cash contribution of $600 million.

Rest of World:

●	Western Limb (gold and platinum stream) – Our stream on Sibanye-Stillwater’s Western Limb mining operations delivered 4,838 GEOs in Q3 2025. 82% of the GEOs derived from gold deliveries and 18% from platinum deliveries. Platinum prices have outpaced gold price increases since acquisition of the stream.
●	Subika (Ahafo) (2% royalty) – GEOs from our Subika (Ahafo) royalty were lower than in Q3 2024 due to end of mining operations at the Subika open pit at Ahafo South in July as planned. We expect production from royalty ground to continue from the Subika Underground.
●	Ağı Dağı (2% royalty) – In October 2025, Alamos Gold completed the sale of its Turkish development projects, Kirazlı, Ağı Dağı and Çamyurt, to Tümad Madencilik Sanayi ve Ticaret A.Ş, a mining company operating in the Republic of Türkiye for total consideration of $470 million. Franco-Nevada owns a 2% royalty on the Ağı Dağı project.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $67.1 million in revenue, compared to $61.2 million in Q3 2024. When converted to GEOs, our Diversified assets contributed 19,663 GEOs, a decrease of 24% from 25,733 GEOs in Q3 2024.

Other Mining:

●	Vale Royalty (iron ore royalty) – Revenue from our Vale royalty increased compared to Q3 2024 due to initial contributions from the Southeastern System, where the cumulative sales threshold of 1.7 billion tonnes of iron ore was reached in Q2 2025.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q3 2025 was lower than in Q3 2024. Production for the remainder of 2025 is expected to be constrained as IOC focuses on pit health, with lower ore feed to the concentrator.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased compared to Q3 2024. The increase was largely driven by higher production from our SCOOP/STACK interests acquired with Continental and higher realized natural gas prices when compared to Q3 2024.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was lower than in Q3 2024 primarily due to lower oil prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.38 per share. The dividend will be paid on December 18, 2025, to shareholders of record on December 4, 2025 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information and Details for Q3 2025 Conference Call

The complete unaudited Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q3 2025 quarterly results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	November 4th 11:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/4o9qUE5

Webcast:	www.franco-nevada.com
Replay (available until November 11th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Pass code: 52085#

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”) and Net Gold Equivalent Ounces (“Net GEOs”):
●	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q3 2025, the average commodity prices were as follows: $3,456/oz gold (Q3 2024 - $2,477), $39.38/oz silver (Q3 2024 - $29.42), $1,385/oz platinum (Q3 2024 - $963) and $1,171/oz palladium (Q3 2024 - $970), $101/t Fe 62% CFR China (Q3 2024 - $100), $64.93/bbl WTI oil (Q3 2024 - $75.09) and $3.07/mcf Henry Hub natural gas (Q3 2024 - $2.24). For YTD 2025, the average commodity prices were as follows: $3,199/oz gold (YTD 2024 - $2,296), $34.98/oz silver (YTD 2024 - $27.21), $1,142/oz platinum (2024 - $951) and $1,041/oz palladium (YTD 2024 - $973), $101/t Fe 62% CFR China (YTD 2024 - $112), $66.70/bbl WTI oil (YTD 2024 - $77.54) and $3.48/mcf Henry Hub natural gas (YTD 2024 - $2.22).
●	Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2025	Q2 2025	Q3 2025	For the nine months ended September 30, 2025
GEOs	126,585	112,093	138,772	377,450
Less:
Cash Costs	$38.5	$33.5	$47.2	$119.2
Divided by: Average gold price per ounce	$2,863	$3,279	$3,456	$3,194
	13,447	10,217	13,657	37,321
Net GEOs	113,138	101,876	125,115	340,129

(expressed in millions, excepts GEOs and Average Gold Price)	Q1 2024	Q2 2024	Q3 2024	For the nine months ended September 30, 2024
GEOs	122,897	110,264	110,110	343,271
Less:
Cash Costs	$33.6	$29.1	$31.9	$94.6
Divided by: Average gold price per ounce	$2,072	$2,338	$2,477	$2,277
	16,216	12,447	12,878	41,541
Net GEOs	106,681	97,817	97,232	301,730

2.	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and nine months ended September 30, 2025 dated November 3, 2025 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$287.5	$152.7	$744.4	$376.7
Impairment reversal	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(14.2)	1.3	(24.0)	12.7
Tax effect of adjustments	2.4	(0.4)	3.4	(2.4)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	—	49.1
Change in unrecognized deferred income tax assets	—	0.3	—	(1.1)
Adjusted Net Income	$275.0	$153.9	$719.0	$434.7
Basic weighted average shares outstanding	192.7	192.3	192.6	192.3
Adjusted Net Income per share	$1.43	$0.80	$3.73	$2.26

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted Net Income Margin)	2025	2024	2025	2024
Adjusted Net Income	$275.0	$153.9	$719.0	$434.7
Revenue	487.7	275.7	1,225.5	792.6
Adjusted Net Income Margin	56.4%	55.8%	58.7%	54.8%

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2025	2024	2025	2024
Net income	$287.5	$152.7	$744.4	$376.7
Income tax expense	74.9	42.2	203.3	165.0
Finance expenses	0.8	0.7	2.3	1.9
Finance income	(8.0)	(14.9)	(25.7)	(47.1)
Depletion and depreciation	87.0	54.2	219.4	165.3
Impairment reversal	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Foreign exchange (gain) loss and other (income) expenses	(14.2)	1.3	(24.0)	12.7
Adjusted EBITDA	$427.3	$236.2	$1,114.9	$674.2
Basic weighted average shares outstanding	192.7	192.3	192.6	192.3
Adjusted EBITDA per share	$2.22	$1.23	$5.79	$3.51

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted EBITDA Margin)	2025	2024	2025	2024
Adjusted EBITDA	$427.3	$236.2	$1,114.9	$674.2
Revenue	487.7	275.7	1,225.5	792.6
Adjusted EBITDA Margin	87.6%	85.7%	91.0%	85.1%

3.	AVAILABLE CAPITAL: Available Capital comprises our cash and cash equivalents and the amount available to borrow under our $1.0 billion revolving credit facility.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At September 30,	At December 31,
	2025	2024
ASSETS
Cash and cash equivalents	$236.7	$1,451.3
Receivables	190.7	151.8
Gold and silver bullion and stream inventory	10.3	96.8
Loans receivable	23.7	5.9
Other current assets	81.1	11.0
Current assets	$542.5	$1,716.8

Royalty, stream and working interests, net	$6,087.1	$4,098.8
Investments	774.2	325.5
Loans receivable	76.9	104.1
Deferred income tax assets	24.1	30.8
Other assets	12.1	54.4
Total assets	$7,516.9	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities	$66.1	$28.7
Income tax liabilities	50.8	38.8
Current liabilities	$116.9	$67.5

Deferred income tax liabilities	$369.0	$238.0
Income tax liabilities	23.2	19.8
Other liabilities	8.5	8.5
Total liabilities	$517.6	$333.8

SHAREHOLDERS’ EQUITY
Share capital	$5,799.6	$5,769.1
Contributed surplus	20.2	23.0
Retained earnings	1,078.4	486.5
Accumulated other comprehensive loss	101.1	(282.0)
Total shareholders’ equity	$6,999.3	$5,996.6
Total liabilities and shareholders’ equity	$7,516.9	$6,330.4

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2025 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue
Revenue from royalty, streams and working interests	$483.6	$272.9	$1,215.8	$786.1
Interest revenue	4.1	2.8	9.7	5.9
Other interest income	—	—	—	0.6
Total revenue	$487.7	$275.7	$1,225.5	$792.6

Costs of sales
Costs of sales	$47.2	$31.9	$119.2	$94.6
Depletion and depreciation	87.0	54.2	219.4	165.3
Total costs of sales	$134.2	$86.1	$338.6	$259.9
Gross profit	$353.5	$189.6	$886.9	$532.7

Other operating expenses (income)
General and administrative expenses	$8.6	$7.8	$27.6	$21.9
Share-based compensation expenses	7.7	2.4	16.2	7.0
Impairment reversal	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Gain on sale of gold and silver bullion	(3.1)	(2.6)	(52.4)	(5.1)
Total other operating expenses (income)	$12.5	$7.6	$(13.4)	$23.5
Operating income	$341.0	$182.0	$900.3	$509.2
Foreign exchange gain (loss) and other income (expenses)	$14.2	$(1.3)	$24.0	$(12.7)
Income before finance items and income taxes	$355.2	$180.7	$924.3	$496.5

Finance items
Finance income	$8.0	$14.9	$25.7	$47.1
Finance expenses	(0.8)	(0.7)	(2.3)	(1.9)
Net income before income taxes	$362.4	$194.9	$947.7	$541.7

Income tax expense	74.9	42.2	203.3	165.0
Net income	$287.5	$152.7	$744.4	$376.7

Other comprehensive income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(52.6)	$24.1	$45.8	$(27.4)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	224.8	24.3	404.8	41.5
Other comprehensive income, net of taxes	$172.2	$48.4	$450.6	$14.1

Comprehensive income	$459.7	$201.1	$1,195.0	$390.8

Earnings per share
Basic	$1.49	$0.79	$3.86	$1.96
Diluted	$1.49	$0.79	$3.86	$1.96
Weighted average number of shares outstanding
Basic	192.7	192.3	192.6	192.3
Diluted	193.0	192.5	192.9	192.5

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2025 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities
Net income	$287.5	$152.7	$744.4	$376.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	87.0	54.2	219.4	165.3
Share-based compensation expenses	1.7	1.3	4.8	4.2
Impairment reversal	(0.7)	—	(4.8)	—
Gain on disposal of royalty interests	—	—	—	(0.3)
Unrealized foreign exchange (gain) loss	(1.7)	0.1	(12.9)	7.9
Deferred income tax expense	36.6	7.7	82.9	64.0
Gain on sale of gold and silver bullion	(3.1)	(2.6)	(52.4)	(5.1)
(Gain) loss on derivative financial instruments	(12.9)	1.0	(18.5)	4.0
Other non-cash items	(1.5)	(0.1)	(1.5)	(4.6)
Gold and silver bullion from royalties received in-kind	(31.5)	(20.0)	(61.6)	(52.4)
Proceeds from sale of gold and silver bullion	31.3	12.7	208.6	29.3
Changes in other assets	—	—	—	(17.4)
Operating cash flows before changes in non-cash working capital	$392.7	$207.0	$1,108.4	$571.6
Changes in non-cash working capital:
Increase in receivables	$(44.0)	$(12.8)	$(38.9)	$(22.7)
(Increase) decrease in other current assets	(5.2)	8.2	(16.3)	10.7
Increase in accounts payable and accrued liabilities	4.5	11.2	14.0	26.9
Net cash provided by operating activities	$348.0	$213.6	$1,067.2	$586.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(291.8)	$(238.6)	$(2,157.4)	$(401.7)
Proceeds from sale of investments	84.4	12.9	109.9	14.0
Acquisition of investments	—	(27.9)	(55.3)	(38.9)
Proceeds from repayment of loan receivable	—	10.0	10.0	28.9
Acquisition of property and equipment	(0.1)	—	(2.2)	(0.1)
Acquisition of energy well equipment	(0.5)	(0.7)	(2.1)	(1.4)
Advances of loans receivable	—	(34.7)	—	(118.2)
Proceeds from disposal of royalty interests	—	—	—	11.2
Net cash used in investing activities	$(208.0)	$(279.0)	$(2,097.1)	$(506.2)

Cash flows used in financing activities
Payment of dividends	$(67.3)	$(61.1)	$(204.5)	$(180.3)
Proceeds from draw down of Corporate Revolver	175.0	—	175.0	—
Repayment of Corporate Revolver	(175.0)	—	(175.0)	—
Proceeds from exercise of stock options	3.1	—	7.4	2.7
Revolving credit facility amendment costs	—	—	—	(0.8)
Net cash used in financing activities	$(64.2)	$(61.1)	$(197.1)	$(178.4)
Effect of exchange rate changes on cash and cash equivalents	$0.6	$4.8	$12.4	$(6.5)
Net change in cash and cash equivalents	$76.4	$(121.7)	$(1,214.6)	$(104.6)
Cash and cash equivalents at beginning of period	$160.3	$1,439.0	$1,451.3	$1,421.9
Cash and cash equivalents at end of period	$236.7	$1,317.3	$236.7	$1,317.3

Supplemental cash flow information:
Income taxes paid	$46.8	$14.1	$140.0	$56.6
Dividend income received	$1.4	$5.1	$6.9	$9.3
Interest and standby fees paid	$1.2	$0.5	$2.6	$1.5

The unaudited condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2025 Quarterly Report available on our website